                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                             ASIAINFO HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    04518A104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)
     [_]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-----------------------------                           ------------------------
CUSIP No.  04518A104              SCHEDULE 13G           Page 2 of 4 Pages
-----------------------------                           ------------------------

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1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       James Ding
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a) [_]
                                                                   (b) [X]
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3      SEC USE ONLY


--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       The People's Republic of China
--------------------------------------------------------------------------------
                              5    SOLE VOTING POWER
NUMBER OF SHARES                   1,681,853 shares held directly by James Ding;
BENEFICIALLY OWNED BY              265,000 shares held by Morgan Stanley &
EACH REPORTING PERSON              Company for the benefit of James Ding; 86,947
WITH                               shares  held in a grantor retained annuity
                                   trust for the benefit of James Ding and his
                                   family; 877,337 shares held in grantor
                                   retained annuity trust for the benefit of
                                   Nina Ding; and 6,000 shares held in a
                                   revocable trust for the benefit of Rene Ding;
                                   options to acquire beneficial ownership of
                                   795,000 shares that are currently exercisable
                                   or will become exercisable within 60 days
                                   after December 31, 2002.
                           -----------------------------------------------------
                              6    SHARED VOTING POWER
                                   1,197,000 shares held by AIFF Associates LLC,
                                   a limited liability company. James Ding is a
                                   member of the Board of Managers which has
                                   voting power over the shares; 542,663 shares
                                   held by James' wife, Nina Ding; 300,000
                                   shares held by Morgan Stanley & Company for
                                   the benefit of Nina Ding.
                           -----------------------------------------------------
                              7    SOLE DISPOSITIVE POWER
                                   1,681,853 shares held directly by James Ding;
                                   265,000 shares held by Morgan Stanley &
                                   Company for the benefit of James Ding; 86,947
                                   shares held in a grantor retained annuity
                                   trust for the benefit of James Ding and his
                                   family; 877,337 shares held in grantor
                                   retained annuity trust for the benefit of
                                   Nina Ding; and 6,000 shares held in a
                                   revocable trust for the benefit of Rene Ding;
                                   options to acquire beneficial ownership of
                                   795,000 shares that are currently exercisable
                                   or will become exercisable within 60 days
                                   after December 31, 2002.
                           ---------------- ------------------------------------
                              8    SHARED DISPOSITIVE POWER
                                   1,197,000 shares held by AIFF Associates LLC,
                                   a limited liability company. James Ding is a
                                   member of the Board of Managers which has
                                   dispositive power over the shares; 542,663
                                   shares held by James' wife, Nina Ding;
                                   300,000 shares held by Morgan Stanley &
                                   Company for the benefit of Nina Ding.
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,751,800
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                        [_]
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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       12.8%
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12     TYPE OF REPORTING PERSON
       IN
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                                  Page 2 of 4

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Item 1(a).     Name of Issuer.
               --------------

               AsiaInfo Holdings, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.
               -----------------------------------------------

               4th Floor Zhongdian Information Tower
               No. 6 Zhongguancun South Street
               Haidian District, Beijing 100086
               China

Item 2(a).     Name of Person Filing.
               ---------------------

               James Ding

Item 2(b).     Address of Principal Business Office or, if None, Residence.
               -----------------------------------------------------------

               c/o AsiaInfo Holdings, Inc.
               4th Floor Zhongdian Information Tower
               No. 6 Zhongguancun South Street
               Haidian District, Beijing 100086
               China

Item 2(c).     Citizenship.
               -----------

               The People's Republic of China

Item 2(d).     Title of Class of Securities.
               ----------------------------

               Common Stock

Item 2(e).     CUSIP Number.
               ------------

               04518A104

Item 3.        If this statement is filed pursuant to Rules 13d-1(b), or
               ---------------------------------------------------------
               13d-2(b), check whether the person filing is a:
               ----------------------------------------------

        (a)    [_]  Broker or dealer registered under Section 15 of the Act,

        (b)    [_]  Bank as defined in Section 3(a) (6) of the Act,

        (c)    [_]  Insurance Company as defined in Section 3(a) (19) of the
                    Act,

        (d)    [_]  Investment Company registered under Section 8 of the
                    Investment Company Act,

        (e)    [_]  Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940,

        (f)    [_]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b) (1) (ii) (F),

        (g)    [_]  Parent Holding Company, in accordance with Rule 13d-1(b)
                    (ii) (G);  see Item 7,

        (h)    [_]  Group, in accordance with Rule 13d-1(b) (1) (ii) (H).

Item 4.        Ownership.
               ---------

               (a)    Amount beneficially owned: 5,751,800

               (b)    Percent of class: 12.8%

               (c)    Number of shares as to which such person has:

                                   Page 3 of 4

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               (i)     Sole power to vote or to direct the vote:

                       See row 5 of cover page.

               (ii)    Shared power to vote or to direct the vote:

                       See row 6 of cover page.

               (iii)   Sole power to dispose or to direct the disposition:

                       See row 7 of cover page.

               (iv)    Shared power to dispose or to direct the disposition of:

                       See row 8 of cover page.

Item 5.        Ownership of Five Percent or Less of the Class.
               ----------------------------------------------

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
               ---------------------------------------------------------------

               Not Applicable.

Item 7.        Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company.
               -------

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.
               ---------------------------------------------------------

               Not Applicable.

Item 9.        Notice of Dissolution of Group.
               ------------------------------

               Not Applicable.

Item 10.       Certification.
               -------------

               Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: February 13, 2003.
                -----------


                                                /s/ James Ding
                                                --------------------------------
                                                James Ding

                                  Page 4 of 4